MONOCLE ACQUISITION CORPORATION

750 Lexington Avenue, Suite 1501

New York, NY 10022

January 30, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Donald Field, Attorney-Advisor

Re:	Delaying Amendment for Monocle Acquisition Corporation
Registration Statement on Form S-1
File No. 333-228470

Dear Mr. Field:

Pursuant to Rule 473 of the Securities Act of 1933, as amended (the “Securities Act”), Monocle Acquisition Corporation (the “Registrant”) is hereby filing a delaying amendment with respect to its Registration Statement on Form S-1 (File No. 333-228470) filed by the Registrant on November 19, 2018 (as amended, the “Registration Statement”). The following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated into the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Jason T. Simon of Greenberg Traurig, LLP, counsel to the Registrant, at (703) 749-1386.

Sincerely,

/s/ Eric J. Zahler
Eric J. Zahler
President and Chief Executive Officer